Exhibit 99.2

FOR IMMEDIATE RELEASE

Adam Weitsman of Upstate Shredding Proposes to Acquire Metalico, Inc. for $0.78 Per Share

OWEGO, N.Y., February 23, 2015 – Adam Weitsman of Upstate Shredding, LLC (“Upstate Shredding”), the East Coast's largest privately owned scrap metal processor and recycling center, announced today that he has submitted a written proposal to the Chairman, President and Chief Executive Officer of Metalico, Inc. (NYSE MKT: MEA) (“MEA”) to acquire all of the outstanding shares of MEA for $0.78 per share in cash. Mr. Weitsman’s proposal represents an approximately 32% premium to the average market price of MEA’s shares over the past 30 days and an approximately 27% premium to the closing price of MEA’s shares on February 20, 2015.  Mr. Weitsman currently owns approximately 11.7% of the outstanding common stock of MEA.

“I am deeply disappointed by the apparent unwillingness of MEA’s Board and management to meet with me to date, despite my significant holdings in MEA,” said Mr. Weitsman.  “As a result, I have decided to publicly announce my proposal to acquire MEA, which I believe represents a compelling opportunity for MEA’s stockholders to obtain liquidity for their shares while maximizing the value of their shares at a premium.  I strongly believe that MEA has great potential but do not believe it is in the best interest of stockholders for MEA to continue as an independent company, let alone a public company, given MEA’s long-term underperformance and poor stock price performance,” continued Mr. Weitsman.

Weitsman’s proposal is conditioned upon the satisfactory completion of confirmatory due diligence, obtaining all material and necessary consents and approvals, including by MEA’s convertible noteholders and bank lenders, waiver of any Company anti-takeover provisions, including redemption of the Company’s poison pill, other customary conditions for a transaction of this type and size and the execution of a definitive agreement.  Weitsman is prepared to open up discussions with MEA’s convertible noteholders and bank lenders and is highly confident of receiving their consent for this transaction based on Upstate Shredding’s financial strength and reputation in the industry.  Upstate Shredding will pursue replacement financing if necessary.

With 36 straight quarters of profitability, Upstate Shredding has considerable financial strength and full knowledge and expertise in the geographical region in which MEA operates.  Upstate Shredding is the recipient of a number of awards, including, in 2014, the Platts, a division of McGraw Hill, global award for Scrap Company of the Year.  Upstate Shredding was also a finalist for AMM (American Metal Market) Scrap Company of the Year in 2014.  Weitsman’s affiliates have been in the scrap metal recycling business since 1938 and therefore limited confirmatory due diligence will be required.

The full text of the proposal letter follows:

February 23, 2015

Via Facsimile and Overnight Mail

Carlos E. Aguero
Chairman, President and Chief Executive Officer
Metalico, Inc.
186 North Avenue
East Cranford, NJ 07016

Dear Mr. Aguero:

As you know, I am a significant stockholder of Metalico, Inc. (“Metalico” or the “Company”), currently owning approximately 11.7% of the outstanding shares of Metalico.  I am also the owner of Upstate Shredding, LLC (“Upstate Shredding”), the East Coast's largest privately owned scrap metal processor and recycling center, and one of the largest operations of its type in the eastern United States. I am deeply disappointed by the apparent unwillingness of Metalico’s Board and management to meet with me to date to discuss my concerns regarding Metalico’s poor financial and stock price performance.

I strongly believe that Metalico has great potential but do not believe it is in the best interest of stockholders for Metalico to continue as an independent company, let alone a public company.  Executing a turnaround is difficult.  Executing a turnaround in the public spotlight is even more challenging.  Accordingly, I set forth my willingness to acquire all of the outstanding shares of common stock of Metalico, other than shares owned directly by me, through an appropriate acquisition entity, by merger or otherwise, for $0.78 per share in cash.  My offer price represents an approximately 32% premium to the average market price of the Metalico shares over the past 30 days and an approximately 27% premium to the closing price of Metalico’s shares on February 20, 2015.   I believe that merging Metalico with and into Upstate Shredding (or an affiliated entity) would create a stronger, more diversified company and also represents a compelling opportunity for Metalico’s stockholders to obtain liquidity for their shares while maximizing the value of their shares at a premium.

With 36 straight quarters of profitability, Upstate Shredding has considerable financial strength and full knowledge and expertise in the geographical region in which Metalico operates.  Upstate Shredding is the recipient of a number of awards, including, in 2014, the Platts, a division of McGraw Hill, global award for Scrap Company of the Year.  Upstate Shredding was also a finalist for AMM (American Metal Market) Scrap Company of the Year in 2014.  My affiliates have been in the scrap metal recycling business since 1938 and therefore I believe I can complete my confirmatory due diligence on an expeditious basis.

Based on my review of Metalico’s public filings, I understand that consent would be required from your convertible noteholders and bank lenders.  I am prepared to open up discussions with Metalico’s noteholders and bank lenders and am highly confident of receiving their consent for this transaction based on Upstate Shredding’s financial strength and reputation in the industry.  Upstate Shredding will pursue replacement financing if necessary.

 My proposal is conditioned upon satisfactory completion of confirmatory due diligence, obtaining all material and necessary consents and approvals, including by Metalico’s convertible noteholders and bank lenders, waiver of any Company anti-takeover provisions, including redemption of the Company’s poison pill, other customary conditions for a transaction of this type and size and the execution of a definitive agreement.  I am committed to my $0.78 all-cash offer and am prepared to immediately commence my confirmatory due diligence and enter into negotiations for a definitive acquisition agreement.

The stockholders deserve to receive a full and fair price for their shares now.  Given the Board’s apparent unwillingness to meet with me to date, I have no choice but to disclose this offer publicly.  While I believe it would be in everyone’s best interest to complete this transaction on a friendly basis, in the event that the Board is unwilling to negotiate a transaction that maximizes value for all stockholders, and instead chooses to continue with its current plan, I reserve all rights to take any action I deem necessary to ensure the best interests of all stockholders are represented, including modifying or revoking this offer and taking my concerns directly to stockholders.

I stand ready to meet with the independent members of the Board of Directors and their representatives as soon as possible.  Please call me as soon as possible to discuss.

/s/ Adam Weitsman
Adam Weitsman